Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of September 30, 2010 and for the nine months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2009 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Nine Months Ended September 30,
	2010	2009
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	80.3	116.7
Gross Profit (loss)	19.7	(16.7)
Research and development expenses, net	5.1	8.3
Marketing, general and administrative expenses	8.6	11.1
Operating profit (loss)	6.0	(36.0)
Financing expenses, net	15.0	13.6
Other income, net	0.0	1.1
Income tax benefit (expense)	(2.6)	3.6
Loss for the period	(11.7)	(44.9)

Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009

Revenue. Revenue for the nine months ended September 30, 2010 amounted to $374.1 million compared to $198.2 million for the nine months ended September 30, 2009. Such 89% increase in revenues is mainly due to higher shipments due to improved market conditions and increased demand for our specialty products and our specific product offering.

Cost of Total Revenues. Cost of revenues for the nine months ended September 30, 2010 amounted to $300.4 million, as compared to $231.2 million for the nine months ended September 30, 2009. Our increase in cost of revenues of 30% is lower than the 89% revenues increase primarily due to the higher utilization of the manufacturing facilities and continuing efforts of the cost reduction plan executed by the Company and synergies captured through the integration of Jazz Technologies ("Jazz").

Gross Profit (Loss). Gross profit for the nine months ended September 30, 2010 was $73.8 million compared to a gross loss of $33.1 million for the nine months ended September 30, 2009. We achieved such gross profit due to the increased utilization and cost saving efforts described above.

Research and Development. Research and development expenses for the nine months ended September 30, 2010 amounted to $19.3 million as compared to $16.4 million for the nine months ended September 30, 2009. Research and development expenses increased mainly due to investments done to develop and design process flows and products implementing our specialty business model. However, as a percentage of revenues, research and development expenses decreased to 5.1% for the nine months ended September 30, 2010 as compared to 8.3% for the nine months ended September 30, 2009.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the nine months ended September 30, 2010 amounted to $32.2 million as compared to $21.9 million for the nine months ended September 30, 2009. Marketing, general and administrative expenses increased mainly due to higher sales commissions and sales related expenses (resulting from the revenue increase) as well as stock based compensation in regard to options grant. However, as a percentage of revenues, marketing, general and administrative expenses decreased to 8.6% for the nine months ended September 30, 2010 as compared to 11.1% for the nine months ended September 30, 2009.

Operating Profit (Loss). Operating profit for the nine months ended September 30, 2010 was $22.3 million, compared to operating loss of $71.3 million for the nine months ended September 30, 2009. Such $93.7 million improvement is mainly due to the higher gross profit partially offset by the higher operating expenses, as detailed above.

Financing Expenses, Net. Financing expenses, net for the nine months ended September 30, 2010 were $56.2 million compared to financing expenses, net of $27.0 million for the nine months ended September 30, 2009. Such increase was mainly due to increases in the fair value of a portion of our liabilities which are presented at its fair value under GAAP.

Income Tax benefit (expenses). Income tax expenses resulting from Jazz's net income, amounted to $9.9 million in the nine months ended September 30, 2010 as compared to income tax benefit of $7.2 million for the nine months ended September 30, 2009. The increase in income tax expenses is due to the increase in Jazz's operating income in the nine months ended September 30, 2010. Jazz's effective tax rate for the nine months ended September 30, 2010 is lower than the statutory rate primarily due to the federal Domestic Production Activities Deduction.

Loss.  Loss for the nine months ended September 30, 2010 was $43.7 million as compared to $89.0 million for the nine months ended September 30, 2009. Such $45.3 million decrease in loss is due to the $93.7 million improvement in operating profit, which was partially offset mainly by the $29.2 million increase in financing expenses and $17.0 million increase in tax expenses.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the nine months ended September 30, 2010, the exchange rate of the US Dollar in relation to the NIS decreased by 2.9% and the Israeli Consumer Price Index (“CPI”) increased by 1.9% (during the nine months ended September 30, 2009 there was a decrease of 1.2% in the exchange rate of the US Dollar in relation to the NIS and an increase of 3.4% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the US Dollar.

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar and NIS. Our expenses and costs are denominated in NIS, US Dollar, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of September 30, 2010, we had an aggregate amount of $87.6 million in cash and cash equivalents, as compared to $81.8 million as of December 31, 2009.

During the nine months ended September 30, 2010, we raised $48.0 million on account of shareholders' equity (for further details see Note 4D to the unaudited condensed interim consolidated financial statements as of September 30, 2010) and generated a net amount of $96.6 million from our operating activities. These liquidity resources financed mainly the capital investments we made during the nine months ended September 30, 2010, which aggregated to an amount of $84.7 million and the repayment of loans in the amount of $54.7 million.

As of September 30, 2010, loans from banks were presented in our balance sheet in the amount of $138.5 million, of which $12.0 million are presented as short-term. As of such date, we presented an aggregate of $229.0 million of debentures in our balance sheet. See also Notes 1B and 4 to the unaudited condensed interim consolidated financial statements as of September 30, 2010.